Filed pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration No. 333-188454

May 8, 2013

WINDSOR, CT, May 8, 2013 (GLOBE NEWSWIRE) – SS&C Technologies Holdings, Inc. (NASDAQ: SSNC) today announced a public offering of its common stock. The size of the offering is 7,500,000 shares of common stock offered by investment funds affiliated with The Carlyle Group. Upon completion of the offering, investment funds affiliated with The Carlyle Group will beneficially own approximately 9.22% of the common stock of SS&C Holdings. The offering is expected to close and settle on May 14, 2013. The company will not receive any of the proceeds from the offering of shares by the selling stockholders.

Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as the underwriters for the offering.

A shelf registration statement (including a prospectus) relating to the offering of the common stock has previously been filed with the U.S. Securities and Exchange Commission and has become effective. Before investing, you should read the prospectus and other documents filed with the Securities and Exchange Commission for information about SS&C Technologies Holdings, Inc. and this offering. A copy of the prospectus may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Email: Barclaysprospectus@broadridge.com, Telephone: (888) 603-5847 or from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (800) 831-9146.

This press release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

For more information

Patrick Pedonti Chief Financial Officer

Tel: +1-860-298-4738

E-mail: InvestorRelations@sscinc.com

SS&C Technologies 80 Lamberton Road Windsor, CT 06095 USA

Tel +1-800-234-0556 +1-860-298-4500 Fax +1-860-298-4987 E-mail solution@sscinc.com